

October 19, 2021

Jason Pello
Chief Financial Officer
Nerdy Inc.
101 S. Hanley Rd., Suite 300
St. Louis, MO 63105

>   **Re: Nerdy Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 15, 2021**
>   **File No. 333-260266**

Dear Mr. Pello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Mutkoski, Esq.